2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

Jeffrey D. Buchanan Executive Vice President Chief Financial Officer & Treasurer

FOIA Confidential Treatment Request by American Outdoor Brands Corporation

Pursuant to Rule 83 (17 C.F.R. 200.83)

November 5, 2019

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Outdoor Brands Corporation

Form 10-K for the Year Ended April 30, 2019

File No. 1-31552

Dear Sir or Madam:

We are writing to respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing of American Outdoor Brands Corporation (“AOBC”, “we”, “our” or the “Company”) in the Staff’s comment letter dated October 17, 2019 addressed to Mr. Jeffrey D. Buchanan, Chief Financial Officer. We have repeated your comments in bold and italics and have included our responses to each.

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter indicated by [***] pursuant to the Commission’s confidential treatment procedure under Rule 83 (17 C.F. R. 200.83) with respect to the Freedom of Information Act (“FOIA”). We have also provided a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request pursuant to Rule 83. A complete version of this response letter has been separately provided to the Staff. Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the individual noted on the Company’s accompanying Rule 83 cover letter may substantiate the request for confidential treatment in accordance with Rule 83.

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

Form 10-K for Year Ended April 30, 2019

3. Significant Accounting Policies

Valuation of Long Lived Tangible and Intangible Assets, page F-14

1.

Comment: You disclose that during the third quarter of fiscal year 2019, you recorded a $10.4 million goodwill impairment in your Electro-Optics reporting unit which was subsequently restructured and combined into your Outdoor Products & Accessories reporting unit.

Please more fully address the following:

•	Tell us the amount of goodwill allocated to the Electro-Optics reporting unit before and after the impairment;

•	Explain the specific facts and circumstances that lead you to restructure and combine the two reporting units;

•	Tell us whether you performed a goodwill impairment analysis immediately after the reorganization. If not, explain why;

•	Provide us summarized financial information for each of the two reporting units; and

•

Tell us the key assumptions and estimates that lead to your determination that the fair value of the Outdoor Products & Accessories reporting unit substantially exceeded its carrying value as of your test date and explain how the reorganization impacted your assessment.

Company Response to “Tell us the amount of goodwill allocated to the Electro-Optics reporting unit before and after the impairment”: Our Electro-Optics reporting unit had $54.2 million and $43.8 million of goodwill before and after the impairment, respectively.

Company Response to “Explain the specific facts and circumstances that lead you to restructure and combine the two reporting units”: As disclosed in Note 3 of our Form 10-K for the year ended April 30, 2019, a combination of factors occurring in the firearm industry during the last few years, including changes in the political environment and reduced overall demand for both firearms and the accessories that are attached to firearms, such as laser sights, resulted in us lowering our long-range sales volume, operating profit, and cash flow forecasts in our Electro-Optics operating segment. Based on those forecasts, we believed it was important to seek out efficiencies that would increase operating performance and, as a result, decided to combine our Electro-Optics operating segment with our Outdoor Products & Accessories operating segment. As a result, the Electro-Optics product engineering, marketing, sales, and general and administrative functions were absorbed into the current Outdoor Products & Accessories operations in Columbia, Missouri with only the Electro-Optics assembly operation remaining in the former Electro-Optics headquarters in Wilsonville, Oregon. For example, the restructuring allowed us to combine two separate sales forces into one and reduce costs for the combined Outdoor Products & Accessories operating segment. Additionally, the position of the President of the Electro-Optics operating segment was eliminated as part of the restructuring and the product line is now being managed by the President of the Outdoor Products & Accessories operating segment. As a result of this reorganization, the previously identified Electro-Optics operating segment is effectively now being managed as a product line within the Outdoor Products & Accessories operating segment.

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

Company Response to “Tell us whether you performed a goodwill impairment analysis immediately after the reorganization. If not, explain why”: We did conduct a goodwill impairment analysis on the Outdoor Products & Accessories reporting unit immediately after the reorganization.

We considered the impact on our identification of operating segments and reporting units under ASC 280, Segment Reporting, and ASC 350, Intangibles-Goodwill and Other. We determined that the number of reporting units subsequent to our measurement date had been reduced to two, Firearms and Outdoor Products & Accessories. As described above, the Outdoor Products & Accessories reporting unit is now operated and managed as one operating segment, managed by one President, with financial information being reviewed at the Outdoor Products & Accessories level by our Chief Executive Officer (CODM). As such, there is no level below the operating segment and we have determined that, subsequent to the reorganization, the reporting units are equivalent to the operating segments.

Our initial goodwill impairment analysis of the Electro-Optics reporting unit was performed on January 15, 2019, when we determined that a triggering event existed because of a reduction in that reporting unit’s forecasted financial performance. At that time and leading up to that time, we determined that reorganization was needed but had not yet finalized or announced a plan to reorganize.

We performed our annual full Company impairment analysis on February 1, 2019 for all three reporting units: Firearms, Outdoor Products & Accessories, and Electro-Optics. Because the annual impairment date of February 1 was so close in proximity to the interim goodwill impairment analysis date of January 15, the financial statement forecasts used for both tests did not differ significantly for the Electro-Optics reporting unit. As of February 1, 2019, the Outdoor Products & Accessories reporting unit fair value was $43.1 million over book value and, due to the January 15, 2019 recorded impairment of $10.4 million, the Electro-Optics reporting unit fair value was equal to its book value.

In order to conclude that there was no additional indication of impairment after the reorganization that was announced on March 7, 2019, we updated our valuation analysis to combine the Outdoor Products & Accessories reporting unit financial statement forecasts with those from the Electro-Optics reporting unit that were utilized for the February 1, 2019 valuation. As noted above, the Electro-Optics reporting unit no longer existed following the reorganization. We then modified those financial statement forecasts for additional actual results through the date of the reorganization and then prepared two sets of financial statement forecasts that both included and excluded synergy savings expected to be realized by the reorganization. The indicated fair values in both scenarios, with and without synergy savings, significantly exceeded the carrying value of the combined reporting units and, therefore, we determined that no additional impairment was indicated.

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

As a final test, we updated the standalone February 1, 2019 Electro-Optics financial statement forecasts for all known changes between February 1, 2019 and March 6, 2019 as if Electro-Optics would not be integrated into Outdoor Products & Accessories and removed only the total compensation for the President and Director of Sales/Marketing positions as those positions would not be filled even if Electro-Optics remained a standalone reporting unit. After incorporating those changes, the fair value from that model continued to exceed the carrying value, indicating that no additional impairment was indicated.

Company Response to “Provide us summarized financial information for each of the two reporting units”: The table below summarizes financial information for the two reporting units as of the impairment test date of February 1, 2019 (in thousands):

Rule 83 Confidential Treatment Request by American Outdoor Brands Corporation;

Request No. 1 (AOBC – SEC 000001)

	Outdoor Products & Accessories		Electro- Optics
Cash	$	[****]	$	[****]
Total Intangibles	$	[****]	$	[****]
Total Goodwill Prior to Impairment	$	[****]	$	[****]
Total Goodwill Subsequent to Impairment	$	[****]	$	[****]
Total PP&E	$	[****]	$	[****]
Total Assets Prior to Impairment	$	[****]	$	[****]
Total Assets Subsequent to Impairment	$	[****]	$	[****]

Total Debt	$	[****]	$	[****]
Total Liabilities	$	[****]	$	[****]

Gross Sales (trailing twelve month)	$	[****]	$	[****]
Gross Profit (trailing twelve month)	$	[****]	$	[****]
Operating Expense (trailing twelve month)	$	[****]	$	[****]

Operating Income (trailing twelve month)	$	[****]	$	[****]
Net Income (trailing twelve month)	$	[****]	$	[****]
Depreciation & Amortization (trailing twelve month)	$	[****]	$	[****]

Adjusted EBITDAS (trailing twelve month)	$	[****]	$	[****]

American Outdoor Brands Corporation respectfully requests that the information contained in this Request No. 1 (AOBC – SEC 000001) be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

Company Response to “Tell us the key assumptions and estimates that lead to your determination that the fair value of the Outdoor Products & Accessories reporting unit substantially exceeded its carrying value as of your test date and explain how the reorganization impacted your assessment.”: The key assumptions underlying our determination that the fair value of the Outdoor Products & Accessories reporting unit substantially exceeded its carrying value as of the various test dates are as follows:

•	As of the annual impairment test date of February 1, 2019, the Outdoor Products & Accessories reporting unit fair value exceeded the carrying value by 13%, or $43.1 million.

•	As of the date of the reorganization, March 7, 2019, the combined Outdoor Products & Accessories reporting unit’s fair value exceeded the carrying value by 11%, or $42.1 million.

•

By eliminating the Electro-Optics operating segment and restructuring the product line’s operations into the Outdoor Products & Accessories operating segment, there were no additional ongoing costs to be incurred nor was there a change in the overall fair value of the Outdoor Products & Accessories business. Most of the key assumptions used in our valuation analyses were already similar between the two reporting units, including business multiples, weighted average cost of capital, control premiums, and growth rates, allowing the fair value to remain well above book value.

2.

Comment: We note that your current market capitalization is significantly below your net book value. Please tell us if you have performed an interim goodwill impairment analysis subsequent to April 30, 2019, and if so, please tell us the results of your analysis. If an interim goodwill impairment analysis has not been performed, please explain why you do not believe one was required given the weakness in market conditions and the sustained decline in your stock price and market capitalization.

Company Response: As of our last reporting date, July 31, 2019, our stock price was $9.64 and our market capitalization was $528.5 million, well above our equity value of $443.1 million. Therefore, we did not believe that an interim goodwill impairment analysis was required at that time. We do not believe that the subsequent volatility in our stock price is the result of a sustained decline.

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

The firearms industry is often influenced by a variety of economic, social, political, legislative, and regulatory factors that cause extreme fluctuations in our stock price. Daily or even monthly fluctuations are difficult to predict and no single high or low stock price can reasonably be relied upon as a true indicator of a sustained decline or appreciation. The volatility of our stock price has annually ranged between 40.97% in fiscal year 2017 to 52.44% in fiscal year 2020 to date. During the month of October 2019 alone, our stock price has risen 21.7% to $7.12 as of October 24th, resulting in a market capitalization of $390.3 million, an almost $80 million increase in market capitalization from the stock’s lowest closing price of $5.62 on October 3rd. In addition, based on current analyst estimates, which are based on our forecasted guidance, the Company’s average targeted stock price is $10.10, supporting our conclusion that the decline in our stock price in recent weeks is temporary in nature and not an indication of a triggering event.

Although we monitor our market capitalization, we believe that market capitalization is but one part of a complex calculation of overall value, which is rarely, on its own, indicative of a triggering event. For our impairment testing, we also use the income approach to measure fair value based on a discounted cash flow model and reconcile our reporting segments against the market capitalization, utilizing important and relatively stable inputs such as implied control premium, weighted average cost of capital, forecasted growth rates, and transaction multiples in the marketplace.

During the Company’s impairment testing on February 1, 2019, we reconciled to an implied control premium of 16.3% and, based on actual market transactions used to estimate a range of control premiums, we believe that this implied control premium is reasonable. As we believe that there have been no other factors indicating that a triggering event has occurred, we believe that evaluating our market capitalization against a similar implied control premium is currently reasonable noting that this control premium would yield an expected equity value above $460 million. The Company’s last reported equity value on July 31, 2019 was $443.1 million and has not significantly increased or decreased since that date. Therefore, the expected equity value is within a reasonable range of our actual equity value using the implied control premium.

We also believe that the reduction in market capitalization between February 1, 2019 and October 3, 2019 was likely due to changes in the social and political environment related to firearms and has likely little to do with our actual financial performance. In fact, results for adjusted background checks reported to the National Instant Criminal Background Check System, or NICS, which is a proxy for overall consumer demand, significantly increased on a year-over-year basis in the months of August and September 2019, by 15.2% and 10.0%, respectively, while our stock price declined 60.4% and 2.7%, respectively. This occurred while the market received no financial information about the Company’s results. This reduction in stock price appears to be contraindicative to the demonstrated overall consumer interest in firearm purchases.

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

In addition, a review of public company valuations in the non-firearm outdoor products markets indicates a trailing twelve-month valuation against EBITDA of approximately 16 times. Finally, recent merger and acquisition activities in the non-firearms outdoor products industries indicate enterprise value to EBITDA multiples in a median range of approximately 10 times. The foregoing information leads us to believe that the recent overall reduction in market capitalization is almost entirely a function of market perception related to the value of our Firearms segment, which has less than $24 million of goodwill and intangible assets and whose fair value exceeded its carrying value by nearly $300 million as of February 1, 2019.

Based on all of the above factors, we do not believe that the temporary reduction in our market capitalization reflects either a sustained decline or a triggering event that would require an interim goodwill impairment analysis.

*                    *                     *

In connection with the foregoing response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning the Company’s responses, please do not hesitate to contact me at (413) 747-3341.

Sincerely,

/s/ Jeffrey D. Buchanan

Jeffrey D. Buchanan
Executive Vice President, Chief Financial Officer, Chief Administrative Officer, and Treasurer